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                                                                     EXHIBIT 2.3


                [Letterhead of Nam Tai Electronics (Canada) Ltd.]




April 28, 1998


PRIVATE & CONFIDENTIAL


Mr. Edward K.W. Chan
601 West Hastings Street
Suite 1600
Vancouver, B.C. V6B 5A5


Dear Mr. Chan:

Re: Offer for Chief Financial Officer Position:

On behalf of Nam Tai Electronics, Inc. and its subsidiary companies (the "Nam Tai group") I am pleased to offer you a position as the Chief Financial Officer of the Nam Tai group to be based in Vancouver, B.C. as an employee of Nam Tai Electronics (Canada) Ltd. (the "Company"). You will also be appointed to the Board of Directors of Nam Tai Electronics, Inc. at the earliest possible opportunity. This is a ten year full time appointment located in Vancouver and subject to the following terms and conditions:


1.       POSITION

As Chief Financial Officer of the Nam Tai group, you will report to the Chairman and the Chief Executive Officer and be responsible for the management and direction of the financial, investor relations and administration affairs of the Nam Tai group and the business and affairs of the Company in North America. In the Vancouver office the financial, accounting, control and systems staff will report directly to you. The senior financial officers of each subsidiary and affiliate in the Nam Tai group will have a functional responsibility to you.


2.       TERM OF EMPLOYMENT AND TERMINATION

Your employment will be for a fixed term of ten years commencing on Monday, May 4, 1998, or earlier subject to your final confirmation, and lasting until May 3, 2008. Should you wish to resign from this position you will be required to provide three months written notice to the Company.


If your employment is terminated by the Company during the 10 year term, you will not be


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obligated to mitigate your damages in respect of seeking other employment or otherwise to reduce any loss. However, if your employment is terminated for just cause based on criminal activities, then the Company shall have no obligation after the termination of employment.

3.       REMUNERATION

(a)      Salary

You will be paid a salary of CAD $350,000 per annum, payable every two weeks in arrears. This amount is to be paid directly to you, or partially to you and the residue to such persons or entities as you may from time to time direct.

Your salary will be subject to review on an annual basis every January to determine if an increase is warranted.

(b)      Options

Before the end of January 1999, you will be granted 30,000 employee stock options to purchase the common stock of Nam Tai Electronics, Inc. This amount will be reduced on a pro rata basis depending the your commencement date in the calender year. For example, if you start on May 4, 1998 with two thirds of a year remaining you will receive 20,000 options. Further employee stock options will be granted in future years in amounts determined by the Board of Directors. The exercise price of the options will be fixed at the fair market value of the common stock on the date the options are granted as defined in the Employees' Stock Option Plan. The value of the options granted shall be determined based on the fair value at the grant date consistent with the method of FASB No. 123 and as reported in Nam Tai Electronics, Inc.'s audited financial statements.

(c)      Guaranteed Total Income

In consideration of you commencing employment with the Company, the Company, first, and second Mr. M. K. Koo personally, guarantees that your total yearly remuneration, which shall include both your salary, including any money paid to persons or entities designated by you, and the value of the employee stock options granted to you will not be less than CAD $400,000 per annum until the end of this contract in year 2008, unless you resign on your own accord. For the first year of this agreement the guaranteed amount will be reduced pro rata based upon your commencement date in the calender year. For the last year of the contract in 2008 the guaranteed amount will be reduced pro rata based upon your departure date in the calender year.

4.       EMPLOYMENT BENEFITS

(a)      General Benefits

You will be entitled to participate in a program of employee benefits which are comparable to those offered to executives of comparable companies located in Canada including medical coverage, a dental program and accidental death coverage, all described in the Company Policy,


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and long term and short term disability coverage to cover the guaranteed total income amount.

If you become disabled during the 10 year term of this contract and if the long term disability insurers refuse to cover you, or continue to cover you, the Company will re-employ you at your full guaranteed total income for the balance of the 10 year term.



(b)      Golf Membership

The Company will provide you with a golf club membership at a golf club determined by the Company.

(c)      Pension Contribution

The Company will make monthly contributions based on $13,500 per annum to a pension fund on your behalf. Alternatively, at your option, the Company will consider contributing a similar amount to your Registered Retirement Savings Plan.

(d)      Life Insurance

The Company will purchase a life insurance policy which will provide total compensation of CAD $3,000,000. Half of this amount will be paid to the Company and half will be paid to your designated beneficiaries.


5.       ANNUAL HOLIDAY

You will be entitled to five weeks holidays (25 days) per annum.

This offer will remain valid until the close of business on April 30, 1998. To accept the offer please execute and return one of the enclosed signed copies to the Company.



Yours truly,                                      In respect of the guarantee
                                                  of income




-----------------------------------               ---------------------------
M. K. Koo                                         M. K. Koo
Chairman, Nam Tai Electronics, Inc.



I agree to the terms and conditions contained in this letter of employment and, to the extent that it is not in conflict with this agreement, the attached Nam Tai Electronics (Canada) Ltd. Company


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Policy and where there is a conflict between the two, the terms of this agreement will prevail.



Name:_____________________________


Date:_____________________________